December 8, 2020

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0504

Attention: Elena Stojic, Esq.

VIA EDGAR

Re:	Registrant:	Loomis Sayles Funds II
	File No.:	811- 06241
	Filing Type:	Form N-1A

Dear Ms. Stojic:

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by WebEx on November 13, 2020, regarding the post-effective amendment to the Loomis Sayles Funds II (the “Registrant”) registration statement on Form N-1A for the Loomis Sayles International Growth Fund (the “Fund”), which was filed with the Commission on October 1, 2020 (the “Registration Statement”). For your convenience, we have summarized each comment below, followed by the Registrant’s response. Any term that is used, but not defined, in this letter retains the same meaning as used by the Registrant in the Registration Statement.

Please note that the Registration Statement is scheduled to become effective automatically on December 15, 2020.

Prospectus

1.	Comment. Please confirm that the Fund’s ticker symbols and EDGAR series and class identification numbers will be updated in the Registrant’s upcoming Rule 485(b) filing.

Response.    The Fund’s ticker symbols and EDGAR series and class identification numbers will be updated in the Registrant’s Rule 485(b) filing.

2.

Comment. Please provide the Staff with completed “Shareholder Fees” and “Annual Fund Operating Expenses” tables and a completed “Expense Example” table before the effective date of the Registration Statement.

Response. Below, please find the completed “Shareholder Fees” and “Annual Fund Operating Expenses” tables and the completed “Expense Example” table:

Shareholder Fees (fees paid directly from your investment)	Class A		Class C	Class N	Class Y
Maximum sales charge (load) imposed on purchases (as a percentage of offering price)	5.75%		None	None	None
Maximum deferred sales charge (load) (as a percentage of original purchase price or redemption proceeds, as applicable applicable)	None	*	1.00%	None	None
Redemption fees	None		None	None	None

*	A 1.00% contingent deferred sales charge (“CDSC”) may apply to certain purchases of Class A shares of $1,000,000 or more that are redeemed within eighteen months of the date of purchase.

Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)	Class A	Class C	Class N	Class Y
Management fees	0.75%	0.75%	0.75%	0.75%
Distribution and/or service (12b-1) fees	0.25%	1.00%	0.00%	0.00%
Other expenses[1]	21.75%	21.75%	3.27%	21.75%
Total annual fund operating expenses	22.75%	23.50%	4.02%	22.50%
Fee waiver and/or expense reimbursement[2,3]	21.55%	21.55%	3.12%	21.55%
Total annual fund operating expenses after fee waiver and/or expense reimbursement	1.20%	1.95%	0.90%	0.95%

[1]	Other expenses are estimated for the current fiscal year.
[2]

Loomis, Sayles & Company, L.P. (“Loomis Sayles” or the “Adviser”) has given a binding contractual undertaking to the Fund to limit the amount of the Fund’s total annual fund operating expenses to 1.20%, 1.95%, 0.90% and 0.95% of the Fund’s average daily net assets for Class A, C, N and Y shares, respectively, exclusive of brokerage expenses, interest expense, taxes, acquired fund fees and expenses, organizational and extraordinary expenses, such as litigation and indemnification expenses. This undertaking is in effect through April 30, 2022 and may be terminated before then only with the consent of the Fund’s Board of Trustees. The Adviser will be permitted to recover, on a class by class basis, management fees waived and/or expenses reimbursed to the extent that expenses in later periods fall below the applicable expense limitations for Class A, C, N and Y shares. The Fund will not be obligated to repay any such waived/reimbursed fees and expenses more than one year after the end of the fiscal year in which the fees or expenses were waived/reimbursed.

[3]

Natixis Advisors, L.P. (“Natixis Advisors”) has given a binding contractual undertaking to the Fund to reimburse any and all transfer agency expenses for Class N shares. This undertaking is in effect through April 30, 2022 and may be terminated before then only with the consent of the Fund’s Board of Trustees.

Example If shares are redeemed:	1 year	3 years
Class A	$690	$3,888
Class C	$298	$3,672
Class N	$92	$821
Class Y	$97	$3,461

If shares are not redeemed:	1 year	3 years
Class C	$198	$3,672

2.a.	Comment. Please explain the process used for estimating “Other expenses” in the Fund’s Annual Fund Operating Expenses table and explain why that process is reasonable.

Response. The Registrant submits that the “Other expenses” calculation is a reasonable process because it is calculated based on (i) contractual rates, where applicable, (ii) fee quotations from certain Fund service providers, and (iii) estimates based on the actual payment experience of funds of a similar type and size. Here, “other expense” ratios are high because the Fund will be operational for only two weeks prior to the fiscal year end. Additionally, the Fund will have small asset amounts, and require a full audit fee to be accrued in that period.

2.b.

Comment. Please confirm that the Adviser will be permitted to recover management fees waived and/or expenses reimbursed only to the extent the expenses in later periods remain below the expense cap in place when the fees were waived and/or reimbursed and the expense cap stated in the then effective prospectus.

Response. The Registrant confirms that the Adviser will be permitted to recover management fees waived and/or expenses reimbursed only to the extent the expenses in later periods remain below the expense cap in place when the fees were waived and/or reimbursed and the expense cap stated in the then effective prospectus.

3.	Comment. Please confirm that the expense waiver will be in effect for at least one year after the effective date of the Registration Statement.

Response. The Registrant confirms that this undertaking is in effect through April 30, 2022, and has inserted this date into Footnote 2 of the Fund’s “Annual Fund Operating Expenses” table.

4.

Comment. Please define what the Fund considers to be a “large capitalization company” either in the “Fund Summary” section of the prospectus (in response to Item 4 of Form N-1A) or in the section “More About Goals and Strategies” (in response to Item 9 of Form N-1A).

Response. The Fund’s principal investment strategies do not contemplate specific minimum or maximum allocations to investments in the securities of large capitalization companies. The Registrant respectfully submits that the current prospectus disclosure accurately describes the market capitalization of the securities in which the Fund may invest and no additional disclosure is necessary.

5.

Comment. In the second paragraph of the “Principal Investment Strategies” section, please revise to disclose in greater detail the Adviser’s investment selection and portfolio construction process. For example, the prospectus states that the Adviser seeks to invest in companies with “sustainable competitive advantages and long-term structural growth drivers” as well as “companies that trade at a significant discount to the estimate of intrinsic value”, but does not explain the analysis that the Adviser considers in making these determinations. It is unclear how the Adviser evaluates growth potential. We also note that the disclosure does not provide any detail on the portfolio construction constraints or parameters the Adviser will follow. Please revise as appropriate.

Response. The Registrant believes that the current disclosure explains the Fund’s principal investment strategies, including the types of securities in which the Fund will principally invest, and describes in general terms how the Adviser decides which securities to buy and sell. Accordingly, the Registrant respectfully believes that the current disclosure is appropriate.

6.

Comment. In the fourth paragraph of the “Principal Investment Strategies” section, the disclosure states that the Fund may also engage in foreign currency transactions. Please change “may” to “will” if the Fund will engage in foreign currency transactions as a principal investment strategy.

Response. In response to this comment the Registrant has revised the fourth paragraph of the “Principal Investment Strategies” section as follows:

The Fund ~~may~~ will also engage in foreign currency transactions (including foreign currency forwards and foreign currency futures) for hedging purposes~~,~~ and may invest in options for hedging and investment purposes and may invest in securities issued pursuant to Rule 144A under the Securities Act of 1933 (“Rule 144A securities”). Under normal market conditions, the Adviser does not intend to hedge currency risk, which may cause the Fund to incur losses that would not have been incurred had the risk been hedged. The Fund is not limited in the percentage of its assets that it may invest in these instruments.

7.

Comment. In the last paragraph of the “Principal Investment Strategies” section, the disclosure states that the Fund is “non-diversified.” Please revise for consistency with the statement in the second paragraph of this section which states that the Fund will normally invest across a wide range of sectors and industries, as this statement gives the impression that the Fund is potentially diversified.

Response. In response to this comment the Registrant has revised the second paragraph of the disclosure as follows:

~~The Fund normally invests across a wide range of sectors and industries.~~ The Fund’s portfolio manager employs a growth style of equity management, which means that the Fund seeks to invest in companies with sustainable competitive advantages, long-term structural growth drivers, attractive cash flow returns on invested capital, and management teams focused on creating long-term value for shareholders. The Fund’s portfolio manager also aims to invest in companies when they trade at a significant discount to the estimate of intrinsic value.

8.

Comment. Has Covid-19 and related impacts caused the Adviser to rethink the fundamental metrics, historical trends and data relationships that it relies on in making investment decisions? If so, please consider the need for enhanced strategy and risk disclosure addressing these topics.

Response. The Registrant confirms that Covid-19 and the related impacts have not caused the Adviser to rethink the fundamental metrics, historical trends and data relationships that it relies on in making investment decisions. Rather, the Adviser contends that large investment risks (such as the pandemic) are incorporated into the Adviser’s existing standard fundamental analysis and no additional disclosure is necessary.

9.

Comment. Please consider whether “Foreign Securities Risk” is one of the Fund’s most significant risks and whether it should therefore be included in a higher location in the “Principal Investment Risks” section of the prospectus.

Response. In response to this comment the Registrant will move the “Foreign Securities Risk” to a higher location in the “Principal Investment Risks” section of the prospectus. The “Foreign Securities Risk” disclosure will now appear as the third risk in the “Principal Investment Risk” section after “Equity Securities Risk” and “Market/Issuer Risk”.

10.	Comment. Does the Fund anticipate having significant exposure to any specific currency, country or sector? If so, please revise the strategy and risk disclosure accordingly.

Response. The Fund intends to invest across a range of countries and sectors and does not anticipate that it will have significant exposure to any specific currency, country or sector at any one time.

11.

Comment. Disclosure for any principal investment strategies related to derivatives should be tailored specifically to how the Fund expects to be managed and should address those strategies that the Fund expects will be the most important means of achieving its objectives and that it anticipates will have a significant impact on its performance. Disclosure should not be generic disclosure related to derivatives. See the July 30, 2010 letter the Staff sent to the Investment Company Institute regarding derivatives-related disclosures by investment companies (the “July 2010 ICI Letter”).

Response. The Registrant respectfully submits that it believes that the derivatives-related disclosure is consistent with the Staff’s position set forth in the July 2010 ICI Letter. The Registrant believes that the derivatives disclosure in the “Principal Investment Strategies” section of the prospectus provides a sufficiently tailored description of the derivatives strategies that the Fund expects to use and anticipates will have a significant effect on its performance. That disclosure states the derivatives instruments in which the Fund expects to invest and the purposes for which those derivatives instruments are expected to be used. Per the revised disclosure in response to Comment #6 above, the disclosure states that the Fund will “engage in foreign currency transactions (including foreign currency forwards and foreign currency futures) for hedging purposes” and may “invest in options for hedging and investment purposes”. Similarly, the disclosure in the “Principal Investment Risks” section of the prospectus relating to derivatives is tailored to the derivatives in which the Fund expects to invest.

12.

Comment. The principal investment risk disclosure provided in response to Item 4 of Form N-1A is intended to be a summary of the corresponding disclosure provided in response to Item 9 of the Form. However, the principal investment risk disclosure provided in response to Item 4 and Item 9 appear to be almost identical. Please revise the Item 4 and Item 9 principal investment risk disclosure so that it is consistent with the layered disclosure regime adopted by the Commission.

Response. The Registrant has determined that the disclosures provided in response to Item 4 of Form N-1A appropriately summarize the principal investment risks of investing in the Fund with a level of detail that is not overly long, dense or complex. Therefore, the Registrant respectfully declines to revise the disclosures provided in response to Item 4 of Form N-1A.

13.

Comment. In the “More About Risks” section, the “Derivatives Risk” disclosure references the Commission’s proposed derivatives rule. In light of recent Commission action on the proposed rule, please update as necessary.

Response. In response to this comment the Registrant has updated the “Derivatives Risk” disclosure to reflect the adoption of Rule 18f-4.

If you have any questions or require any clarification concerning the foregoing, please call me at 617-449-2818.

Very truly yours,

/s/ John M. DelPrete
John M. DelPrete
Assistant Secretary
Loomis Sayles Funds II

cc:	Russell Kane, Esq.

Michael G. Doherty, Esq.

John M. Loder, Esq.